April 13, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On February 15, 2018, the Registrant, on behalf of its series, Counterpoint Tactical HY Municipal Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on April 3, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1: Going forward, please submit a cover letter with every filing pursuant to Rule 485(a) identifying the reason and contact person for the filing.

Response: The Registrant will submit a cover letter with every future filing pursuant to Rule 485.

Comment 2: For the Fund’s name, please spell out “High Yield” in lieu of using the abbreviation “HY.”

Response: The Registrant has changed all references to the “Counterpoint Tactical HY Municipal Fund” to the “Counterpoint Tactical High Yield Municipal Fund.” The Registrant notes that, based upon a follow up conversation with you, it is not necessary to include “High Yield” in the Fund’s 80% investment policy.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4850-7419-7344.1

Mr. Alberto Zapata

April 13, 2018

Prospectus

Comment 3. Please provide the completed fee table and expense example prior to filing the 485(b).

Response. The Registrant will complete the Fee Tables prior to submitting its 485(b) filing:

Comment 4. In footnote 1 to the Fee Table on page 1, please add disclosure that the Acquired Fund Fees and Expenses are estimates for the current calendar year.

Response. The Registrant has amended footnote 1 to the Fee Table to state the following:

Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies, including exchange traded funds (“ETFs”). AFFE are estimated for the current calendar year.

Comment 5. Please confirm that the fee waiver will be in effect for at least one year from the Fund’s effective date.

Response: The Registrant confirms that the fee waiver will be in effect for at least one year from the Fund’s effective date (i.e., January 31, 2020).

Comment 6. In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response. The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, January 31, 2020, and not thereafter.

Comment 7. Please state whether the Fund will indirectly invest in issuers located in U.S. territories, commonwealths, possessions, or protectorates.

Response: The Registrant has amended the first paragraph under “Principal Investment Strategies” on page 2 to state the following:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any) in, or derives at least 80% of its income from, municipal bonds. Municipal bonds are securities exempt from regular federal income tax and generally issued

Mr. Alberto Zapata

April 13, 2018

by or on behalf of states and local governments and their agencies, authorities and other instrumentalities. The Fund may indirectly and directly invest in issuers located in U.S. territories, commonwealths, possessions or protectorates. The Adviser uses a proprietary quantitative model that seeks to identify trends in the high-yield municipal bond market.

Comment 8. In the last sentence of second paragraph under the bullet points on page 2, please disclose that it is the income from the securities invested in that may subject the investor to the alternative minimum tax. Furthermore, please confirm that the Fund has done a liquidity analysis of the “below investment grade securities” referenced in the last sentence of the paragraph and that such securities have been included in the Fund’s 15% liquidity limit.

Response: The Registrant has amended the disclosure on page 2 to state the following:

The Fund may also invest in municipal securities directly, and may invest, without limitation, in securities, the income from which may subject you to the federal alternative minimum tax. The Fund may invest in debt securities of any credit quality or maturity. The Fund may invest up to 100% of its assets in below investment grade securities.

The Registrant confirms that it will assess liquidity to assure conformity with the 15% illiquid assets limit.

The Registrant has also amended the disclosure in the first paragraph on page 5 to state the following:

The Fund may also invest in municipal securities directly, and may invest, without limitation, in securities, the income from which may subject you to the federal alternative minimum tax. The Fund may invest in debt securities of any credit quality or maturity. The Fund will not be constrained in the range of maturities or geographical diversification it may assume from acquired fund holdings. The Fund may invest up to 100% of its assets in below investment grade securities (securities rated BB+ or below Ba1 or below by a Nationally Recognized Statistical Rating Organization, or unrated but determined by the Adviser to be of equivalent quality).

Comment 9. Under “Principal Investment Strategies” on page 2, please state the range of maturities and the geographic diversification of the investments of the underlying funds. Please disclose whether portfolio duration is part of the Fund’s investment strategy.

Response. The Registrant refers to its response to Comment 8.

Mr. Alberto Zapata

April 13, 2018

Comment 10. In the Registrant’s disclosure of “Fixed Income Risk,” it states that “a rise in interest rates causes a decline in the value of fixed income securities or derivatives owned by the Fund.” If the Fund intends to use derivatives as a principal strategy, please include the necessary disclosure in the “Principal Investment Strategy” section and describe how the Fund will use derivatives, i.e., for hedging purposes, for non-hedging purposes, as risk management, as enhancement of potential gains, or as a substitute for direct investment in a particular asset class.

Response. Upon review, the Registrant believes the derivative-related strategy of using U.S. treasury futures for hedging and interest rate risk management, and the related futures risks thereto, are currently disclosed in the Prospectus.

Comment 11. Consider adding Closed-End Investment Risk, ETF Risk and/or Underlying Fund Risk to the disclosure of “Principal Investment Risks.”

Response. The Registrant has expanded its “Investment Companies Risk” disclosures to include the following.

In addition, ETFs and exchange-traded closed end fund shares may be subject to the following risks that do not apply to conventional mutual funds: (i) the market price of shares may trade above or below their NAV; (ii) an active trading market for shares may not develop or be maintained; or (iii) trading of shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.

Comment 12. In “Investment Companies Risk,” please describe “pro rata” share in plain English.

Response. The Registrant has amended the disclosure on pages 2 and 5 to state, in part, the following:

Investment Companies Risk. When the Fund invests in other investment companies, it will bear additional expenses based on its ~~pro rata~~ proportionate share of the other investment company’s operating expenses, including the potential duplication of management fees.

Comment 13. Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus, as necessary.

Mr. Alberto Zapata

April 13, 2018

Response: The Registrant has amended its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 7-12 above.

Comment 14. In the last paragraph on page 6, please confirm that temporary positions may be inconsistent with the Fund’s principal strategies.

Response: The Registrant has amended the last paragraph on page 6 to state the following:

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These temporary positions may be inconsistent with the Fund’s principal investment strategies.

Comment 15. If the Fund intends to make Class I shares “clean shares,” please add appropriate disclosure consistent with the Securities and Exchange Commission’s previous No-Action Letter on this subject.

Response. The Registrant has amended its disclosure on page 11 to state the following:

Class I shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than Class A and Class C shares. This means that 100% of your initial investment is placed into shares of the Fund. You may be required to pay a commission to your broker for Class I shares when purchasing or redeeming shares.

Statement of Additional Information

Comment 16. On page 11, please confirm that the bracketed section is relevant to the Fund.

Response: The Registrant so confirms and has removed the brackets from the relevant paragraphs on page 11.

Mr. Alberto Zapata

April 13, 2018

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser